UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

KAYDON CORPORATION

(Names of Subject Company (Issuer))

DUBLIN ACQUISITION SUB INC.

(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

ATLAS MANAGEMENT, INC.

(Name of Filing Persons (Parent of Offeror))

AKTIEBOLAGET SKF

(Names of Filing Persons (Other Person))

COMMON STOCK, $0.10 PAR VALUE PER SHARE

(Title of Class of Securities)

486587108

(CUSIP Number of Class of Securities)

Dublin Acquisition Sub Inc.

Atlas Management, Inc.

c/o SKF USA Inc.

890 Forty Foot Road

P.O. Box 352

Lansdale, PA 19446

Attention: Timothy D. Gifford

General Counsel and Secretary

Phone: (267) 436-6890

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kristin Ifft Wells, Esq.

James J. Barnes, Esq.

Reed Smith LLP

Reed Smith Centre

225 Fifth Avenue

Pittsburgh, PA 15222-2716

Phone: (412) 288-3131

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,151,238,503.65	$157,028.93

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (a) the product of the offer price of $35.50 per share of common stock of Kaydon Corporation (“Kaydon”), par value $0.10 per share (“Shares”), multiplied by (i) 32,201,071 Shares issued and outstanding (including 289,635 Shares of restricted stock and 93,864 performance shares), plus (ii) 12,417 Shares issuable in respect of accrued and unaccrued dividends on outstanding Kaydon performance shares, plus (iii) 33,283 Kaydon phantom share awards granted under Kaydon’s 1999 Long Term Stock Incentive Plan, 2001 Director Deferred Compensation Plan, 2003 Non-Employee Director’s Equity Plan or 2013 Non-Employee Directors Equity Plan (the “Phantom Shares”) (including 13,813 Phantom Shares in respect of dividends accrued and unaccrued on outstanding Phantom Shares and deferred board compensation), (b) a cash payment for the 2013 dividends payable in respect of 19,470 Phantom Shares of $11,682, and (c) 759,865 Shares issuable pursuant to outstanding options with an exercise price less than $35.50 per share, multiplied by an amount equal to $35.50 minus the weighted average exercise price for such options of $26.99 per share. The calculation of the filing fee is based on information provided by Kaydon as of September 12, 2013, the most recent practicable date.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2013, issued August 31, 2012, is calculated by multiplying the Transaction Valuation by 0.0001364.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Dublin Acquisition Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Atlas Management, Inc., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of Kaydon Corporation, a Delaware corporation (“Kaydon”), at a price of $35.50 per share, net to the seller thereof in cash, without interest, upon the terms and conditions set forth in the offer to purchase dated September 16, 2013 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Kaydon Corporation

2723 South State Street, Suite 300

Ann Arbor, Michigan 48104

(734) 747-7025

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of September 4, 2013, based on information provided by Kaydon, (i) 32,201,071 Shares were issued and outstanding (including 289,635 Shares of restricted stock and 93,864 performance shares), (ii) 12,417 Shares were issuable in respect of accrued and unaccrued dividends on outstanding Kaydon performance shares, (iii) 33,283 Phantom Shares (including 13,813 Phantom Shares in respect of dividends accrued and unaccrued on outstanding Phantom Shares and deferred board compensation), (iv) 806,365 Shares were authorized and reserved for issuance pursuant to options to purchase Shares. The information set forth on the cover page and in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption “The Tender Offer — Section 6 (Price Range of Shares; Dividends)” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer— Section 8 (Certain Information Concerning Parent and Purchaser)” and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer— Section 1 (Terms of the Offer)”

“The Tender Offer— Section 3 (Procedures for Accepting the Offer and Tendering Shares)”

“The Tender Offer— Section 4 (Withdrawal Rights)”

“The Tender Offer— Section 5 (Certain United States Federal Income Tax Consequences)”

“The Tender Offer— Section 11 (The Merger Agreement; Other Agreements)”

“The Tender Offer— Section 15 (Certain Conditions to the Offer)”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer— Section 8 (Certain Information Concerning Parent and Purchaser)”

“The Tender Offer— Section 10 (Background of the Offer; Past Contacts or Negotiations with Kaydon)”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer— Section 10 (Background of the Offer; Past Contacts or Negotiations with Kaydon)”

“The Tender Offer— Section 11 (The Merger Agreement; Other Agreements)”

“The Tender Offer— Section 12 (Purpose of the Offer; Plans for Kaydon)”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer — Section 12 (Purpose of the Offer; Plans for Kaydon)”

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer— Section 9 (Source and Amount of Funds)”

“The Tender Offer— Section 10 (Background of the Offer; Past Contacts or Negotiations with Kaydon)”

“The Tender Offer— Section 11 (The Merger Agreement; Other Agreements)”

“The Tender Offer— Section 12 (Purpose of the Offer; Plans for Kaydon)”

“The Tender Offer— Section 13 (Certain Effects of the Offer)”

“The Tender Offer— Section 14 (Dividends and Distributions)”

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer— Section 9 (Source and Amount of Funds)”

“The Tender Offer— Section 10 (Background of the Offer; Past Contacts or Negotiations with Kaydon)”

“The Tender Offer— Section 11 (The Merger Agreement; Other Agreements)”

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer— Section 9 (Source and Amount of Funds)”

“The Tender Offer— Section 11 (The Merger Agreement; Other Agreements)”

“The Tender Offer— Section 15 (Certain Conditions of the Offer)”

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer— Section 9 (Source and Amount of Funds)”

“The Tender Offer— Section 10 (Background of the Offer; Past Contacts or Negotiations with Kaydon)”

“The Tender Offer— Section 11 (The Merger Agreement; Other Agreements)”

“The Tender Offer— Section 15 (Certain Conditions of the Offer)”

The Merger Agreement and Plan of Merger, dated as of September 5, 2013, by and among Parent, Purchaser and Kaydon, is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Kaydon with the Securities and Exchange Commission on September 5, 2013.

Item 8.	Interest to Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer— Section 8 (Certain Information Concerning Parent and Purchaser)” and Schedule I attached thereto.

“The Tender Offer— Section 12 (Purpose of the Offer; Plans for Kaydon)”

(b) Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer— Section 8 (Certain Information Concerning Parent and Purchaser).”

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer— Section 3 (Procedures for Accepting the Offer and Tendering Shares)”

“The Tender Offer— Section 18 (Fees and Expenses)”

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer— Section 10 (Background of the Offer; Past Contacts or Negotiations with Kaydon)”

“The Tender Offer— Section 11 (The Merger Agreement; Other Agreements)”

“The Tender Offer— Section 12 (Purpose of the Offer; Plans for Kaydon)”

“The Tender Offer— Section 13 (Certain Effects of the Offer)”

“The Tender Offer— Section 16 (Certain Legal Matters; Regulatory Approvals)”

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 16, 2013

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on September 16, 2013

(a)(5)(A)	Press Release issued by Aktiebolaget SKF on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 5, 2013)

(a)(5)(B)	Press Release issued by Kaydon Corporation on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 5, 2013)

(a)(5)(C)	Transcript of Investor Conference held by Aktiebolaget SKF on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 6, 2013)

(a)(5)(D)	Excerpted quotes of Tom Johnstone, President and Chief Executive Officer of Aktiebolaget SKF, from article in Dagens Industri, dated September 6, 2013 and translated from Swedish (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 6, 2013)

(a)(5)(E)	Slides excerpted from Investor Presentation Slideshow given by Tom Johnstone, President and Chief Executive Officer of Aktiebolaget SKF, on September 10, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 10, 2013)

(a)(5)(F)	Press Release issued by Aktiebolaget SKF on September 16, 2013

(b)	None

(d)(1)	Agreement and Plan of Merger, dated September 5, 2013, by and among Atlas Management, Inc., Dublin Acquisition Sub Inc. and Kaydon Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Kaydon Corporation with the Securities and Exchange Commission on September 5, 2013)

(d)(2)	Confidentiality Agreement, dated October 16, 2012, between Kaydon Corporation and Aktiebolaget SKF

(d)(3)	Guaranty and Performance Agreement, dated September 5, 2013, by and between Aktiebolaget SKF and Kaydon Corporation

(g)	None

(h)	None

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2013

DUBLIN ACQUISITION SUB INC.

By:	/s/ Timothy D. Gifford
Name:	Timothy D. Gifford
Title:	Senior VP and General Counsel

ATLAS MANAGEMENT, INC.

By:	/s/ Brian J. Duffy
Name:	Brian J. Duffy
Title:	President

AKTIEBOLAGET SKF

By:	/s/ Carina Bergfelt
Name:	Carina Bergfelt
Title:	General Counsel and Senior Vice President

By:	/s/ Henrik Lange
Name:	Henrik Lange
Title:	Senior Executive Vice President and
Chief Financial Officer

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 16, 2013

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on September 16, 2013

(a)(5)(A)	Press Release issued by Aktiebolaget SKF on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 5, 2013)

(a)(5)(B)	Press Release issued by Kaydon Corporation on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 5, 2013)

(a)(5)(C)	Transcript of Investor Conference held by Aktiebolaget SKF on September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 6, 2013)

(a)(5)(D)	Excerpted quotes of Tom Johnstone, President and Chief Executive Officer of Aktiebolaget SKF, from article in Dagens Industri, dated September 6, 2013 and translated from Swedish (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 6, 2013)

(a)(5)(E)	Slides excerpted from Investor Presentation Slideshow given by Tom Johnstone, President and Chief Executive Officer of Aktiebolaget SKF, on September 10, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Atlas Management, Inc. with the Securities and Exchange Commission on September 10, 2013)

(a)(5)(F)	Press Release issued by Aktiebolaget SKF on September 16, 2013

(b)	None

(d)(1)	Agreement and Plan of Merger, dated September 5, 2013, by and among Atlas Management, Inc., Dublin Acquisition Sub Inc. and Kaydon Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Kaydon Corporation with the Securities and Exchange Commission on September 5, 2013)

(d)(2)	Confidentiality Agreement, dated October 16, 2012, between Kaydon Corporation and Aktiebolaget SKF

(d)(3)	Guaranty and Performance Agreement, dated September 5, 2013, by and between Aktiebolaget SKF and Kaydon Corporation

(g)	None

(h)	None